Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

RainGlobes, Inc.
85 South Atlantic Street
Seattle, WA 98134
https://www.rainglobes.com/

Up to $1,234,995.30 in Common Stock at $4.95
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: RainGlobes, Inc.
Address: 85 South Atlantic Street, Seattle, WA 98134
State of Incorporation: DE
Date Incorporated: October 11, 2022

Terms:

Equity

Offering Minimum: $9,999.00 | 2,020 shares of Common Stock
Offering Maximum: $1,234,995.30 | 249,494 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $4.95
Minimum Investment Amount (per investor): $247.50

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares.

Amount-Based:

$250+ | Tier 1

Invest $250+ and receive 10% off your next RainGlobes order online.

$500+ | Tier 2

Invest $500+ and receive 15% off your next RainGlobes order online.

$1,000+ | Tier 3

Invest $1,000+ and receive 20% off your next RainGlobes order online.

$5,000+ | Tier 4

Invest $5,000+ and receive 5% bonus shares as well as 20% off your next RainGlobes order online.

$10,000+ | Tier 5

Invest $10,000+ and receive 10% bonus shares, 20% off your next RainGlobes order online, and 5 free RainGlobes ($100 value).

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

<u>The 10% StartEngine Owners' Bonus</u>

RainGlobes, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.95 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $495. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

RainGlobes (www.rainglobes.com) are patented and award-winning products, on permanent display as an "iconic invention" at the Jeff Bezos Center for Innovation at Seattle's Museum of History and Industry (MOHAI).

Think of a snow globe that rains and you have a RainGlobe!

It's one of those "Why didn't I think of that?!" inventions. The snow globe remains one of the most frequently purchased gift and souvenir items worldwide, and it rains more often than it snows in many places throughout the world.

Over $1 million worth of RainGlobes have been sold in the marketplace. Currently, there are 17 RainGlobes designs, and the Sasquatch RainGlobe is now one of our most highly sought-after designs in North America and Europe.

RainGlobes are sold at 200+ store locations throughout North America, as well as online via Amazon.com Exclusives and Faire.com. Our intellectual property portfolio of issued utility patents, as well as domestic and international trademarks, is large. In addition to our rainfall simulation patent, the RainGlobes team has utility patents for waterfall and storm effects simulations.

RainGlobes has been operating as RainGlobes, LLC since its inception in 2007. RainGlobes, LLC is a subsidiary of RainGlobes, Inc., the parent entity conducting this offering. RainGlobes, LLC owns all Intellectual Property ("IP") related to the RainGlobes products and has a licensing agreement with RainGlobes, Inc for the use of its IP.

Competitors and Industry

One of our company's major advantages, and what makes RainGlobes enticing, is that our RainGlobes are already patented and sold in a proven marketplace.

If someone wants a RainGlobe, they have to buy it from RainGlobes and our approved retail locations - online or brick-and-mortar. We have a very unique invention, and there's only one company making RainGlobes. That's us!

In terms of competition, there are three companies that we follow closely to evaluate their product offerings relative to the RainGlobes portfolio of designs and intellectual property. They are, in alphabetical order:

Kikkerland (www.kikkerland.com)

Smith Novelty Company (www.smithnovelty.com)

Trident Invents (tridentinvents.com)

Current Stage and Roadmap

Currently, RainGlobes revenues are generated through the following channels:

— Brick & mortar sales

— Online sales (Amazon.com Exclusives; Faire.com; Trada starting in Q3 2023)

— Licensing opportunities with the RainGlobes intellectual property portfolio of patents and trademarks

The RainGlobes team will use proceeds from the StartEngine Offering to help fund inventory and expand production, advance new sales opportunities in North American and international markets, and advance licensing opportunities with rainfall, waterfall, and storm effects simulations.

Our products are uniquely positioned as a market differentiator in the gift, souvenir, novelty, and collectibles industries. Ultimately the objective is to either a) align strategically with a global manufacturer and/or distributor for acquisition of our products and intellectual property, or b) establish long-term licensing and royalty revenue streams for our team and investors.

The Team

Officers and Directors

Name: Scott Larson

Scott Larson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, Co-Inventor, CEO & Investor
  Dates of Service: October, 2022 - Present
  Responsibilities: Oversees day to day operations of RainGlobes. Currently does not take a salary.

- **Position:** CFO
  Dates of Service: October, 2022 - Present
  Responsibilities: Financial records and reviews with the Company's contracted comptroller and CPA firm

Other business experience in the past three years:

- **Employer:** RainGlobes, LLC
  Title: Co-Founder, Co-Inventor, CEO & Investor
  Dates of Service: February, 2007 - Present
  Responsibilities: Oversees day to day operations of RainGlobes. Currently does not take a salary.

Name: Fred Northup, Jr.

Fred Northup, Jr.'s current primary role is with Northup Auctions. Fred Northup, Jr. currently services 25 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Strategy Officer, Director & Co-Founder
  Dates of Service: October, 2022 - Present
  Responsibilities: Oversees strategic planning & online business strategy. Currently does not take a salary.

Other business experience in the past three years:

- **Employer:** RainGlobes, LLC
  Title: Co-Founder & Chief Strategist
  Dates of Service: February, 2022 - Present
  Responsibilities: Oversees strategic planning & online business strategy.

Other business experience in the past three years:

- **Employer:** Northup Auctions
  Title: Fundraising Auctioneer
  Dates of Service: January, 2005 - Present
  Responsibilities: Fundraising Auctioneer

Name: Joshua James

Joshua James's current primary role is with RainGlobes, LLC. Joshua James currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, Director & Advisor
  Dates of Service: October, 2022 - Present
  Responsibilities: Director on the Board of the company and also operates in a board advisor role day-to-day.

Other business experience in the past three years:

- **Employer:** RainGlobes, LLC
  Title: Co-Founder, Director & Advisor
  Dates of Service: February, 2007 - Present
  Responsibilities: Director on the Board of the company and also operates in a board advisor role day-to-day.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the gift, souvenir, collectibles, or toy industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Shares in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum

amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by

our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors

whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 5 patents, 9 trademarks, and 20+ Internet domain names. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other

mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

As a wholesale manufacturer and distributor, there are inherent risks associated with the production of RainGlobes. These risks include the following:

Global pandemic issues related to COVID-19; inflation; increased manufacturing costs; logistics and supply chain management challenges; staffing challenges with our manufacturing partner.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Rainglobes, LLC (24.13% owned by Lawrence Scott Larson, 24.13% owned by Frederick Northup, Jr., and 21.84% owned by Joshua James)	1,060,000	Common Stock	100.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 249,494 of Common Stock.

Common Stock

The amount of security authorized is 1,500,000 with a total of 1,060,000 outstanding.

Voting Rights

One Vote Per Share

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 1,060,000
  Use of proceeds: Founders shares issuances to principal security holder RainGlobes LLC.
  Date: October 11, 2022
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those

contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue

Revenues for fiscal year 2022 increased to $69,805 as a result of the gradual reopening of brick-and-mortar retailers that were closed during the COVID-19 pandemic.

As more brick-and-mortar retail locations reopened in 2022, the Company saw increased sales activity compared to revenues totaling i$60,996 in fiscal year 2021. Sales activity in brick-and-mortar retail locations in fiscal year 2022 returned to more normalized levels in terms of the number of open stores that were seen prior to COVID-19. Online sales activity in fiscal year 2022 also increased as additional sales channels became available through Amazon.com North America and Amazon.com's international markets.

Cost of sales

Cost of sales in fiscal year 2022 increased to $61,354 due to the increased RainGlobes sales activity, increased inventory demand, and increases in the number of RainGlobes units sold by brick & mortar retailers that reopened after the COVID-19 quarantine.

Gross profit and gross margins

Although gross revenues increased in fiscal year 2022 compared to fiscal year 2021, gross profit reduced during that period due to increases in the amount of RainGlobes inventory ordered and - correspondingly - the cost of goods sold. When our manufacturing partner's factories reopened in 2022, the Company ordered an additional 7,500 units at an average cost of $4.20 per unit.

This resulted in a reduction of the Company's gross profit from fiscal year 2022 to fiscal year 2021 while, simultaneously, the Company's gross revenues increased.

Expenses

The Company's expenses consist of, among other things, manufacturing and distribution of the Company's products, inventory management, intellectual property portfolio maintenance, marketing and advertising, office management and day-to-day operations.

A key component of our use of proceeds from the StartEngine/RainGlobes Reg CF Offering will be financial resources to support the increased demand for RainGlobes in the marketplace.”

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion that historical cash flows are not indicative of the revenue and cash flows expected for the future because sales activity has already increased in fiscal year 2022 following the global pandemic.

The reopening of brick and mortar retail locations and a full year of retail sales in fiscal year 2022, combined with increased online sales activity, has already shown an increase in cash flows in fiscal year 2022 compared to fiscal year 2021 and fiscal year 2020.

Our goal is to increase cash flow by expanding into new markets - North American and international - via brick and mortar sales expansion and online sales expansion. These are two focal points from the use of proceeds in our Reg CF Offering.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of May 31, 2023, the Company has capital resources available from accounts receivables totaling approximately $17,000 USD in Q2 2023 and the co-founder’s capital contributions totaling $20,000 in 2023.

There is also a $15,000 business line of credit available to the Company through Bank of America. There is also a smaller line of credit totaling $5,000 that is available to the Company through Umpqua Bank.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our short-term company operations during the next 6 months.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the long-term viability (6 months or greater) of the Company. Of the total funds that our Company has, over 80% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for approximately 18 months. This is based on a current monthly burn rate of $9,000 for expenses related to inventory, intellectual property portfolio maintenance, and the Company's day-to-day operations.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for a period of 42 to 45 months. This is based on a current monthly burn rate of $20,000 or expenses related to the following:

- Inventory production and inventory management

- Intellectual property development (new product designs, prototypes, etc.)

- Management team

- Day-to-day operating expenses

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital. The alternative in Q3/Q4 2023 would be to transition the Company to 100% intellectual property licensing and no longer operate as a manufacturer and distributor of the Company's products.

Indebtedness

- **Creditor:** L. Scott Larson
  Amount Owed: $21,952.00
  Interest Rate: 2.71%
  Maturity Date: December 31, 2027

- **Creditor:** Fred Northup, Jr.
  Amount Owed: $5,947.00
  Interest Rate: 2.71%
  Maturity Date: December 31, 2027

- **Creditor:** Robert Wallach
  Amount Owed: $85,000.00
  Interest Rate: 9.0%
  Maturity Date: December 31, 2023

Related Party Transactions

Valuation

Pre-Money Valuation: $5,247,000.00

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors:

First, Worldwide Market Size & Global Sales Opportunities –

The RainGlobes team has analyzed the worldwide market data for the gift, souvenir, and novelty markets worldwide. Based on monitored data, the market is poised to grow by $13.04 billion USD during 2022-2026.

[Source: Infinity Research Limited] Global Gifts Novelty and Souvenirs Market 2022-2026, https://www.reportlinker.com/p03938130/Global-Gifts-Novelty-and-Souvenirs-Market.html?utm_source=GNW

Applying this data to our company's valuation metrics, we believe RainGlobes could achieve $5+ million USD in annual sales by capturing less than one percent (1%) of the worldwide market share. To achieve this it would require a successful fundraising. Please refer to our forward looking legend below. Keep in mind that it rains in more places worldwide than it snows!

The RainGlobes team and our advisors believe the right strategic licensee or acquirer with manufacturing expertise and broad distribution/sales channels could achieve or exceed this number.

This data is based only on our existing RainGlobes products and designs. It doesn't include other new product offerings and industry verticals created from our company's large intellectual property portfolio, including the following:

--- Toy licensing

--- Promotional goods

--- Collectibles

--- Point of sale (POS) industry

--- Point of purchase (POP) industry

Second, we valued our current commercialization & Milestones to Date which include: Over $1 million worth of RainGlobes (approximately 75,000 units) have been sold to date. RainGlobes are available at over 200+ retail locations and online through our partnership with Amazon.com Exclusives. RainGlobes was selected to become an Amazon Exclusives partner, further highlighting our products and our protected intellectual property. Currently, there are 17 RainGlobes designs in our product portfolio and over 200 product design concepts in the RainGlobes intellectual property roadmap.

Third, we valued our Intellectual Property Portfolio. Several trademarks and four issued utility patents for rainfall simulation, waterfall simulation, and storm effects simulation are in the RainGlobes intellectual property portfolio. Factoring all of these metrics and assets into our company's overall value, the current valuation for RainGlobes is approximately $5.25 million USD prior to accepting announcing any new strategic partnerships or receiving additional capital.

Based on the above, the company determined its pre-money valuation.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) there is only one class of stock, common stock; (ii) there are no outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) there are no shares reserved for issuance under a stock plan are issued.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $1,234,995.30, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Working Capital*
  14.0%
  We will use 14% of the funds for working capital to cover expenses for leasing the Company's headquarters, Product Liability insurance, Directors & Officers insurance, technology infrastructure (e.g. domain portfolio and website maintenance), and other ongoing day-to-day operations of the Company.

- *Research & Development*
  16.0%
  We will use 16% of the funds raised for market and customer research, market testing, and new product development - specifically new RainGlobes designs, waterfall simulation globes prototypes, and storm effects simulation globes prototypes.

- *Intellectual Property*
  17.0%
  We will use 17% of the funds to advance strategic licensing opportunities with the Company's intellectual property portfolio, including intellectual property portfolio protection and maintenance, licensing agency expenses, and licensing expos.

- *Inventory*
  22.5%
  We will use 22.5% of the funds raised to purchase and maintain inventory for the Company's rainfall simulation products (i.e. RainGlobes) in preparation of the Company's expansion in North American and international markets.

- *Company Employment*
  25.0%
  We will use 25% of the funds to hire key personnel for daily operations, including the following roles: Chief Operating Officer; Chief Marketing Officer. Wages to be commensurate with training, experience and position.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.rainglobes.com/ (https://www.rainglobes.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/rainglobes

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR RainGlobes, Inc.

[See attached]

Rainglobes, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Period from inception on October 11th, 2022 to December 31st, 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Rainglobes, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 and the related statements of operations, statement of changes in shareholder's equity, and statement of cash flows for the short period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Other Matter

See Rainglobes, LLC financial statements and CPA review report for 2022 and 2021 for additional details as those are crucial for the understanding of these financials.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
May 30, 2023

Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2022
ASSETS	
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
Liabilities	
TOTAL LIABILITIES	-
EQUITY	
Total Equity	-
TOTAL LIABILITIES AND EQUITY	-

Statement of Operations

	Short Period Ended December 31, 2022
Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	
Total Operating Expenses	-
Operating Income (loss)	-
Earnings Before Income Taxes	-
Provision for Income Tax Expense/(Benefit)	-
Net Income (loss)	-

Statement of Cash Flows

	Short Period Ended December 31, 2022
OPERATING ACTIVITIES	
Net Income (Loss)	-
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-
Net Cash provided by (used in) Operating Activities	-
Cash at the beginning of period	-
Net Cash increase (decrease) for period	-
Cash at end of period	-

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 10/11/2022 (Inception)	-	-	-	-	-
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-
Ending Balance 12/31/2022	-	-	-	-	-

Rainglobes, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Rainglobes, Inc. ("the Company") was incorporated in Delaware on October 11th, 2022. The Company is a subsidiary company of RainGlobes, LLC. RainGlobes, LLC owns all Intellectual Property ("IP") related to the RainGlobes products and has a licensing agreement with RainGlobes, Inc for the use of its IP.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets.
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Equity based compensation.

The Company does not currently have an equity-based compensation plan.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

None.

NOTE 6 – EQUITY

The Company has authorized 1,500,000 common shares with a par value of $0.0001 per share. There were no shares issued and outstanding as of December 31st, 2022.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the board of directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 30, 2023, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

RainGlobes, LLC. (the "Company") a Washington LLC

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
RainGlobes, LLC.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
May 18, 2023

Vincenzo Mongio

Rainglobes, LLC
Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	7,028	15,579
Accounts Receivable	17,897	12,756
Inventory	48,924	54,032
Total Current Assets	73,849	82,366
Non-current Assets		
Equipment, net of Accumulated Depreciation	21,943	24,417
Intellectual Property, net of Accumulated Amortization	33,032	37,772
Total Non-Current Assets	54,975	62,189
TOTAL ASSETS	128,824	144,555
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards Payable	53,339	51,668
Sales Tax Payable	11	10
Line of Credit	31,655	27,899
Total Current Liabilities	85,005	79,578
Long-term Liabilities		
Loan Payable - Related Party	129,683	102,653
Accrued Interest	7,650	3,825
Total Long-Term Liabilities	137,333	106,478
TOTAL LIABILITIES	222,339	186,056
EQUITY		
Member's Deficit	(93,515)	(41,501)
TOTAL LIABILITIES AND EQUITY	128,824	144,555

Rainglobes, LLC
Statement of Changes in Member Equity

	Total Member Equity
Beginning Balance at 1/1/2021	(43,709)
Capital Contributions	3,450
Net Income (Loss)	(1,242)
Ending Balance 12/31/2021	(41,501)
Capital Contributions	27,942
Net Income (Loss)	(79,956)
Ending Balance 12/31/2022	(93,515)

Rainglobes, LLC
Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	69,805	60,996
Cost of Revenue	61,354	42,937
Gross Profit	8,451	18,059
Operating Expenses		
Advertising and Marketing	2,973	4,191
General and Administrative	30,224	17,602
Professional Fees	24,855	6,697
Rent and Lease	8,464	6,631
Tax Expense	-	-
Depreciation Expense	2,474	2,474
Amortization Expense	4,740	4,740
Total Operating Expenses	73,730	42,335
Operating Income (loss)	(65,279)	(24,276)
Other Expense		
Interest Expense	14,677	10,297
Total Other Income	14,677	10,297
Other Income		
Grant Income	-	25,000
PPP Loan Forgiveness	-	8,331
Total Other Income	-	33,331
Net Income (loss)	(79,956)	(1,242)

Rainglobes, LLC
Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(79,956)	(1,242)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	2,474	2,474
Amortization	4,740	4,740
Accounts Receivable	(5,141)	(9,244)
Inventory	5,108	(5,765)
Credit Cards Payable	1,671	1,634
Sales Tax Payable	1	(23)
Line of Credit	3,756	(1,111)
Interest Accrual	3,825	-
PPP Loan Forgiveness	-	(8,332)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	16,433	(15,627)
Net Cash provided by (used in) Operating Activities	(63,523)	(16,869)
FINANCING ACTIVITIES		
Loan Payable - Related Party	27,030	17,653
Capital Contributions	27,942	3,450
Net Cash provided by (used in) Financing Activities	54,972	21,103
Cash at the beginning of period	15,579	11,344
Net Cash increase (decrease) for period	(8,551)	4,234
Cash at end of period	7,028	15,579

RainGlobes, LLC
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

RainGlobes ("the Company") has been operating as RainGlobes, LLC since its inception in 2007. RainGlobes, LLC is a subsidiary of RainGlobes, Inc., the parent entity conducting a crowdfunding offering. RainGlobes, LLC owns all Intellectual Property ("IP") related to the RainGlobes products and has a licensing agreement with RainGlobes, Inc for the use of its IP.

Currently the Company earns revenue by selling our patented gift, souvenir, novelty, and collectibles products at retail locations in North America, as well as online worldwide sales through Amazon.com and Faire.com. The Company's headquarters is in Seattle, Washington. The Company's customers are located worldwide.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets.
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company generates revenues by selling our products through online sales channels (i.e. Amazon.com and Faire.com) and brick & mortar/in-store sales. A smaller revenue source is direct orders to the Company for specific events and promotions.

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Molds & Prototypes	15	37,112	15,169	-	21,943
Grand Total	**-**	**37,112**	**15,169**	**-**	**21,943**

Intangible Assets

Intangible assets are recorded at cost and consist of patents and copyrights and any legal fees incurred in the process of obtaining the assets. The Company amortizes the assets based on 15 year useful life and assesses the carrying values similar to property and equipment.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Intellectual Property	15	71,097	38,065	-	33,032
Grand Total	**-**	**71,097**	**38,065**	**-**	**33,032**

Inventory

Inventory consists of raw materials, work in progress, and finished goods and is recorded at the lower of cost or net realizable value.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Income Taxes

For the periods presented, the Company was a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

See Note 5 – Debt for related party transactions.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Line of Credit – The Company has two lines of credit; one with an interest rate of 7.5% and an outstanding balance as of December 31, 2022, of $21,952 and a second line of credit with an interest rate of 9.99% and an outstanding balance of $9,703 as of December 31, 2022.

Related Party Loans - In June 2014, the Company entered into a loan agreement for $85,000 with an interest rate of 9% and a maturity date of May 31, 2019, which has been extended until paid in full. The balance of this loan was $85,000 and $85,000 as of December 31, 2022, and 2021, respectively.

The Company received funds from a related party in 2021 and 2022 to purchase inventory. The loan bears no interest and has no formal maturity date. The balance as of December 31, 2022, was $35,306.

The Company received funds from a related party in 2022. The loan bears no interest and has no formal maturity date. The balance as of December 31st, 2022, was $9,377.

Leases - The Company held a month-to-month office lease at a cost of $525 per month in 2021 and 2022. The Company also held a month-to-month storage fee for inventory at a cost of $27 per month in 2021 and 2022.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2022 Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	For the Year Ended December 2021 Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Loan Payable - Related Party	35,306	-	N/A	-	35,306	35,306	-	-	17,653	17,653	-
Loan Payable - Related Party	85,000	9.0%	N/A	-	85,000	85,000	7,650	-	85,000	85,000	3,825
Loan Payable - Related Party	9,377	-	N/A	-	9,377	9,377	-	-	-	-	-
Total				**-**	**129,683**	**129,683**	**7,650**	**-**	**102,653**	**102,653**	**3,825**

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	-
2024	-
2025	-
2026	-
2027	-
Thereafter	129,683

NOTE 6 – EQUITY

The Company was a multi-member Limited Liability Company for the period presented.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 18, 2023, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and negative cashflows from operations every year since inception and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

RainGlobes is not live or open to the public at this moment.

INVEST IN RAINGLOBES TODAY!

"RainGlobes - It's the globe that rains!"

RainGlobes' patented, trademarked, and award-winning twist on snow globes are available in over 200 retail stores and online via their website and Amazon storefront, as ...
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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



$0 Raised

Invest Now
$4.95 Per Share

RAISED	INVESTORS
$0	0
MIN INVEST	**VALUATION**
$247.50	$5.25M

REASONS TO INVEST

- We believe we are a unique, one of a kind product that has made a globe that simulates rain inside of a globe.
- Over 75,000 RainGlobes and over $1.5 million worth of RainGlobes products have been sold to date. We believe the potential for worldwide growth is significant with our current, innovative RainGlobe designs and new product offerings developed from our large intellectual property portfolio.
- RainGlobes are patented and award winning products, and on permanent display as an "iconic invention" at the Jeff Bezos Center for Innovation at Seattle's Museum of History and Industry (MOHAI).

THE PITCH

RainGlobes licenses, markets, and sells the RainGlobe, a patented and trademarked fun twist on the ubiquitous snow globe. We believe to have a very unique invention, and with our patent protections, we feel to be the only company elevating a classic collector's item. We currently sell approximately 80% of our product in 200+ retail stores, with the remaining balance of sales taking place online through the RainGlobes website and our Amazon.com storefront.

Introducing a fun twist on the ubiquitous snow globe

RainGlobes began when our founder walked through SeaTac Airport while flying to New York City - and had this thought at 30,000 feet: "Why do they sell snow globes in Seattle when it rains more than it snows? In fact, it rains in more places worldwide than it snows."

That's why we take a collectors' holiday classic - and make it something fun, unique, and that more people around the world can relate to: A snowglobe that rains.

RainGlobes licenses, markets and sells the RainGlobe - and our advantage is that we believe to be the only ones who can, thanks to our patents and trademarks.

The Fun Twist On The Snow Globe


RainGlobes
PORTLAND
SEATTLE
RAINBOW
SASQUATCH

We reinvented the snow globe and people are loving it

75,000+
RainGlobes Sold

200+
Store Locations & Amazon

THE PROBLEM & OUR SOLUTION

We think it rains more places than it snows, leading to our stand out, "why didn't I think of that?" product

The snow globe remains one of the most frequently purchased gift and souvenir items worldwide, even though it rains more often than it snows in many places throughout the world.

With that, we want souvenirs that are representative of experience. Whether being sent as a 'Thinking of you' gift, a more accurate 'Greetings from Seattle' souvenir, or just something different in your holiday decor - Rainglobes are here to serve a variety of needs in the market.


It Takes Rain To Make A
RAINBOW

With our major portfolio, the RainGlobes team sells a wide variety of 17 RainGlobes, from Sasquatch, to Seattle, to Portland, San Francisco, Las Vegas, Rainbow, and Rubber Ducky RainGlobes. We also carry international designs that include London and Paris RainGlobes.


RainGlobes
Flip it over, turn it back, and make it rain!
SASQUATCH
SASQUATCH

The RainGlobes revenues are generated through brick & mortar sales, online sales via Amazon.com Exclusives, Faire.com, and Trada, as well as through licensing opportunities with the RainGlobes intellectual property portfolio of patents and trademarks.

THE MARKET & OUR TRACTION

In our view, our products are uniquely positioned as a market differentiator in the gift, souvenir, novelty, and collectibles industries.

And we are already on our way to that disruption, we believe. Our intellectual property portfolio of patents and trademarks is now fully issued and ready to advance licensing opportunities with rainfall, waterfall, and storm effects simulations. With these products on the horizon, we believe we can target water resistant and educational markets as well.



And our newest line of RainGlobes products - especially the Sasquatch RainGlobes - have been increasing in demand since the beginning of 2022.

We've also have partnerships or have been featured on the following platforms:


As Seen On/Available In

Store locations include:

- **Fireworks Stores in Seattle, SeaTac Airport and San Francisco (SFO) Airport**
- **Made In Washington Stores**
- **Simply Seattle Stores**
- **Made In Oregon Stores and Portland International Airport (PDX)**
- **Powell's Books in Oregon**

WHY INVEST

Our products have already been vetted and commercially launched

As the RainGlobes sales channels continue to expand, we hope to either:

a) align strategically with a global manufacturer and/or distributor for an acquisition of our products and intellectual property
b) establish long-term licensing and royalty revenue streams for our team and investors.

In the meantime, we are already generating revenue, are patent and trademark protected, and feel to be delivering a unique product to an extensive market. Invest in RanGlobes today!

> “RainGlobes are one of the most unique items we’ve seen in years. Our customers love them.”
>
> Mike Mondello
> **PRESIDENT—MADE IN WASHINGTON**

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*


RUBBER DUCKY

ABOUT

HEADQUARTERS

85 South Atlantic Street
Seattle, WA 98134

WEBSITE

View Site

RainGlobes' patented, trademarked, and award-winning twist on snow globes are available in over 200 retail stores and online via their website and Amazon storefront, as well as on permanent display as an "iconic invention" at the Jeff Bezos Center for Innovation at Seattle's Museum of History and Industry (MOHAI).

TEAM



Joshua James

Co-Founder, Director, Co-Inventor, Advisor & Investor

Josh is a co-founder, co-inventor, and investor in RainGlobes. He serves as an advisor to the Company, including new RainGlobes designs and concepts in the RainGlobes intellectual property portfolio.

Currently, Josh is a co-founder and executive at OneOf, a green non-fungible token (NFT) platform connecting fans and collectors to their favorite musical artists, athletes, and brands.

A graduate of Seattle University, Josh and his wife Meagan have two children.



Fred Northup, Jr.

Chief Strategy Officer, Director & Co-Founder & Investor

Fred is a co-founder, co-inventor, and investor in RainGlobes. He manages the RainGlobes online sales and marketing initiatives.

A nationally-known fundraising auctioneer, emcee, and comedy improviser, Fred helps raise over $20 million dollars each year for non-profits all across the country.

On camera, Fred Northup's highlights include multiple appearances on NBC's The [206], NBC's Up Late NW, hosting Be the Next Microsoft Employee and The Xbox Accessories Show for Microsoft, and appearing as "Captain Fred McGilicutty" - the hilarious national spokesperson for Copper Mountain Ski Resort. Off camera, Fred was heard weekly as one of Andy Savage's morning shows sidekicks on 1077 The End. His voice appears in the video games "Midtown Madness 3" and "Project Gotham Racing", as well as in numerous radio and TV campaigns.

Fred is a graduate of New York University's Tisch School of the Arts. He can be found in Seattle with his Ashley and their two children.



Scott Larson

Co-Founder, Co-Inventor, CEO & Investor

Scott is a co-founder, co-inventor, CEO, and investor in RainGlobes. He manages the current day-to-day operations, and he was the first investor in RainGlobes.

An entrepreneur and investor for over 25 years, Scott is a frequent lecturer at entrepreneurship and innovation conferences worldwide. His investment portfolio (Vashon Partners) includes over 100 companies ranging from seed rounds of funding and crowdfunding to later-stage rounds of funding and initial public offerings.

Scott was awarded the prestigious Javits Fellowship at Columbia University in New York. He received a Master's Degree with Honors in Technology, Digital Media & Entrepreneurship from Columbia University. He also graduated Phi Beta Kappa from Tufts University.

Scott was named a Fulbright Scholar and serves as a Fulbright ambassador and lecturer specialist on entrepreneurship and innovation. He lives in Seattle with his wife Christina and their two sons.



Kimberly Gaudet
Financial Contractor

Kim is the financial contractor for RainGlobes. She manages the accounts payables, accounts receivables, and overall billing and accounting records for the Company.

Originally from New Orleans, Kim now lives in Seattle with her husband Burt, and enjoys traveling and boating wherever and whenever possible.

in



Korion Morris
Strategic Advisor, Campaigns & Promotions

Korion is an advisor on the RainGlobes team, including RainGlobes campaigns and promotions for customers and retailers.

A self-proclaimed technologist, Korion is a product of Seattle before moving to Tucson, Arizona where he was a full-scholarship track and field athlete. Korion graduated from the University of Arizona with a Bachelors of Arts in Economics and International Studies with an emphasis in International Political Economy. He is also a graduate of the master's program in business and entrepreneurship at the University of Washington's Foster School of Business.

Korion lives in Seattle with his wife Abigail and their cute canine.

in



Christina Haring Larson
Outside Corporate Counsel

Christina serves as corporate counsel for RainGlobes. She provides legal assistance on contracts, agreements, and other legal issues for the Company.

She is the founding member and manager of Eagle Harbor Law PLLC. Along with an active business consulting and litigation practice, Christina has advised, assisted, and helped manage various start-up companies in a wide range of industries for over 20 years.

Christina received her Juris Doctorate from the University of Washington School of Law. She also graduated Summa Cum Laude from Washington State University, where she was a member of the Varsity Women's Crew Team and Phi Beta Kappa.

Born in Portland, Oregon, and raised in Washington, Christina lives in Seattle with her husband, Scott, and their two children. Outside of work, she enjoys the outdoors, especially skiing with her family.

in

TERMS

RainGlobes

Overview

PRICE PER SHARE	VALUATION
$4.95	$5.25M
	FUNDING GOAL
	$10k - $1.23M

Breakdown

MIN INVESTMENT	OFFERING TYPE
$247.50	Equity
MAX INVESTMENT	ASSET TYPE
$1,234,995.30	Common Stock
MIN NUMBER OF SHARES OFFERED	SHARES OFFERED
2,020	Common Stock
MAX NUMBER OF SHARES OFFERED	
249,494	

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares.

Amount-Based:

$250+ | Tier 1

Invest $250+ and receive 10% off your next RainGlobes order online.

$500+ | Tier 2

Invest $500+ and receive 15% off your next RainGlobes order online.

$1,000+ | Tier 3

Invest $1,000+ and receive 20% off your next RainGlobes order online.

$5,000+ | Tier 4

Invest $5,000+ and receive 5% bonus shares as well as 20% off your next RainGlobes order online.

$10,000+ | Tier 5

Invest $10,000+ and receive 10% bonus shares, 20% off your next RainGlobes order online, and 5 free RainGlobes ($100 value).

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

RainGlobes, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.95 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $495. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into RainGlobes.

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HOW INVESTING WORKS

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Fred: Well hi, I'm Fred Northup, Jr.

Scott: And I'm Scott Larson, and we are the co-founders and co-inventors of RainGlobes: The Globe That Rains! We want to outline three reasons why we believe RainGlobes is worthy of your investment.

Fred: So first, our products have already been vetted and commercially launched. People love RainGlobes; they've never seen it rain inside a globe before. So, the RainGlobes team is generating revenue and seeking to use proceeds from our StartEngine Offering to advance new sales opportunities in North American and international markets.

Scott: Secondly, our intellectual property portfolio of patents and trademarks is now fully issued and ready to advance licensing opportunities with rainfall, waterfall, and storm effects simulations.

Fred: And finally, our products are uniquely positioned as a market differentiator in the gift, souvenir, novelty, and collectible industries.

Scott: Ultimately the objective is to either a) align strategically with a global manufacturer or distributor for an acquisition, or b) establish long-term licensing and royalty opportunities for our team and our investors.

Fred: So thank you so much for your time, and thank you for your interest in RainGlobes!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

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- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

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